March 21, 2011

Ms. Tonya Bryan, Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Dinello Restaurant Ventures, Inc.

First Amendment to Registration Statement on Form S-1

File No. 333-172052

Filed:  March 18, 2011

Dear Ms. Bryan:

Below are Dinello Restaurant Venture, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated March 16, 2011.  On behalf of the Company, on March 21, 2011, I transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

Registration Statement Cover Page

1.

The “Calculation of Registration Fee” table was revised per your comment.

Prospectus Cover Page

2.

We deleted the word “preliminary” but kept the title Prospectus and the date.

Our Business, Page 1

3.

We revised our disclosure according to your comment

4.

We deleted the reference to Pizza Today as requested.

Plan of Distribution, page 2

5.

We revised our disclosure per your comment.  Management has reserved the right to determine at a later date whether it is in the best interests of the shareholders to seek quotation.  Rule 201 of Regulation S-K requires us to state that there is no established trading market for our securities when a public trading market does not exist.  We are also required to establish an “offering price” based on factors used by management in its decision.  We have provided the offering price as well as the factors used in the determination of the established offering price according to this rule.

Risk Factors, page 3

6.

It is standard in our industry to use the description guests as our customers.  Throughout the SEC EDGAR system many restaurant registrants have identified their customers as guests and this language has consistently been accepted by the SEC in these registration statements.

Although we object to this comment, we replaced the word “guest” with “customer” in the interest of cooperation.  .

Our results of operations and revenues could be adversely affected by our inability, page 4

7.

We revised our disclosure accordingly.

Our continued growth depends on our ability to expand and operate profitably, page 4

8.

We revised our disclosure accordingly.

Increases in the prices of, and/or reductions in the availability of food products, page 5

9.

We revised our disclosure per your comment.

Negative factors or publicity surrounding our restaurant, page 6

10.

We revised our disclosure per your comment.

Our Amended and Restated Articles of Incorporation, page 10

11.

We revised our disclosure per your comment, minimally.  Our disclosure currently states” Shareholders do not have any control regarding the issuance of any shares from this class and may be adversely affected by any such sale both in the form of dilution and the value of their shares.”  We believe this language clearly and concisely disclosed that shareholder rights may be affected and that they may be adversely affected.  Nonetheless we revised the disclosure to state “Shareholders do not have any control regarding the issuance of any shares from this class and may be adversely affected by any such issuance or subsequent sale in the form of dilution, voting, and value of their shares.”

Since our Secretary/Treasurer, Diane J. Harrison, page 11

12.

We revised our disclosure per your comment.

Security Holders, page 12

13.

Beneficial ownership occurs where spouses and minor children are under the control or influence of an officer or director.  As was disclosed in the table, the relatives of Ms. Harrison are all adults that live separate and apart from Ms. Harrison and have complete control over the disposition of their shares.  None of the selling security holders are Ms. Harrison’s spouse or her children.  We therefore do not believe that beneficial ownership is at issue in this disclosure.

Rule 16(a) of the S.E.A. states that a person is deemed to beneficially own securities over which that person has voting or investment control, directly or indirectly.  While certain individuals may be distantly or directly related to Ms. Harrison all of the shareholders have sole and dispositive rights over their shares.  Ms. Harrison does not have the ability either directly or indirectly to influence how each shareholder will vote, sell or buy any securities of our company.  Since each of these individuals is of legal age, lives separate and apart from Ms. Harrison and is not directly or indirectly under her influence we do not believe that shares should be aggregated as “beneficially owned” shares.

Directors, Executive Officers, Promoters and Control Persons, page 15

Directors and Executive Officers, page 15

14.

We revised our disclosure per your comment.

15.

We revised our disclosure per your comment.  We deleted this particular risk factor as our PCAOB auditor believes that we have addressed any prior financial control weaknesses that existed.

Background of Executive Officers and Directors, page 15

16.

We revised our disclosure per your comment.

Description of Securities, page 16

Common Stock, page 16

17.

Although the legal opinion of Harrison Law, P.A. expressly stated “We hereby consent to the discussion in the Registration Statement of this opinion,” Harrison Law, P.A. amended the opinion to quote Rule436(a) as follows:  “We hereby consent to the quotation or summarization of this opinion under the caption “Description of Securities” and elsewhere in the Registration Statement, . . . .”

Dividend, page 17

18.

We revised our disclosure per your comment.

Description of Business, page 18

(12) Our Employees, page 21

19.

We revised our disclosure per your comment.  This was a typographical error.

Management’s Discussion and Analysis of Financial Condition, page 22

Results of Operations for the Period Ended December 31, 2010, page 22

20.

We revised our disclosure per your comment.

Liquidity & Capital Resources, page 23

21.

We revised our disclosure per your comment.

Audit Committee, page 24

22.

We revised our disclosure per your comment to provide for consistency in our disclosure regarding Ms. Harrison’s experience in this area.

Market for Common Equity and Related Stockholder Matters, page 24

23.

We revised our disclosure per your comment.

Executive Compensation, page 25

24.

We revised our disclosure per your comment.

Code of Ethics, page 27

25.

We are in the process of having the host of our website, Yellow Book, place our Code of Ethics on our site.  Unfortunately Yellow Book is not the fastest at modifying our website.  We have submitted the request however we have no control over when it will appear.

Part II

Item 15.  Recent Sales of Unregistered Securities, page II-1

26.

We have amended our disclosure to reflect the conversion of the loan from Ms. Harrison being converted into common stock.

Item 17.

 Undertakings, page II-2

27.

We are not requesting acceleration of our effective date, therefore, we believe this undertaking is not appropriate.  Therefore, no changes were made to our disclosure.

Exhibit 5

28.

Harrison Law, P.A. revised the Opinion as requested.

29.

Harrison Law, P.A. revised the Opinion as requested.

30.

Harrison Law, P.A. revised the Opinion as requested.

31.

Harrison Law, P.A. revised the Opinion as requested.

General

32.

We understand that under Rule 8-08 of Regulations S-X we are required to update our financial statements, as necessary, at the effective date of registration.  Our fiscal year is 12/31, thus our Registration Statement includes audited financials for the years ended 2010 and 2009.  Our first quarter ends 3/31, thus, we will update our Registration Statement to include reviewed interim financial statements, if necessary, or we will file a Form 10-Q if we receive effectiveness before the updated financials are required.

33.

A currently dated consent from our independent public accountant is attached as an exhibit to this amendment and will be updated for all future amendments, as necessary.

We also moved the Delaying Amendment to the Cover Page, and resolved a discrepancy in the document regarding the forward stock split (see revised Footnote 1 to Table 1.0 Selling Security Holders).

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Dinello Restaurant Ventures, Inc. S-1/A-2

2.

Exhibit 5.2 Opinion re legality

3.

Exhibit 23.2 Consent of Auditors